November 28, 2008

By EDGAR Transmission

Securities and Exchange Commission

100 F Street N.E.

Washington DC 20549

Re: BP plc Form F-3 (Registration Statement No. 333-155424)

Ladies and Gentlemen:

BP plc, an English public limited company, wishes to withdraw its Form F-3 registration statement because of an incorrect EDGAR tag which did not indicate that, pursuant to SEC Rule 462(e), the registration statement is an automatic shelf registration statement that should become effective immediately.

Immediately following withdrawal, the registration statement will be re-filed with the correct EDGAR tag indicating immediate effectiveness. In accordance with SEC Rule 457(p), BP requests that the fees paid in connection with the withdrawn registration statement be credited to BP’s account and applied to the re-filed registration statement.

If you have any questions, do not hesitate to contact Robert Minkus at Schiff Hardin LLP at (312) 258-5584.

Very Truly Yours,

/s/ D.J. Pearl

D. J. Pearl

BP p.l.c. Deputy Secretary